Glenn & Glenn
Attorneys at Law
124 Main Street, Suite 8
New Paltz NY 12561
Telephone 845.256.8031
Fax: 845.255.1814
rglenn@glennandglenn.com

August 22, 2014

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

Re:	Cataca Resources, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 8, 2014
File No. 333-190255

Dear Mr. Reynolds:

              We have amended our registration statement in response to your letter dated August 15, 2014. This letter responds to your letter and addresses each of your comments as set forth below:

Financial Statements

1. Please update the unaudited interim financial statements though the interim period ended June 30, 2014. See Rule 8-08 of Regulation S-X.

All the financial information in the registration statement has been updated

Please feel free to call me at 845.256.8031 should you have any further questions. Please note that the undersigned has replaced the former counsel for the issuer. Please send all correspondence regarding this registration statement to the email set forth above.

Glenn & Glenn
/s/ D. Roger Glenn